March 15, 2011

The Board of Directors
China MediaExpress Holdings, Inc.
22/F Wuyi Building
33 Dongjie Street
Fuzhou, China

Dear Sirs,

As I informed the Board on Sunday, I have resigned as a Director and as the Chief Financial Officer of China MediaExpress Holding, Inc. (the “Company”), effective as of March 13, 2011.  I have resigned because of information that I have learned in the past few days, and because the Chairman and CEO did not respond to these matters in a manner that I believed to be appropriate.

Thank you for your kind attention and I wish the Company success in the future.

Yours sincerely,

Jacky Lam